

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2023

Edward Sturchio
General Counsel
Immatics N.V.
2130 W. Holcombe Blvd., Suite 900
Houston, Texas 77030

   Re: Immatics N.V.
         Registration Statement on Form F-3
         Filed August 25, 2023
         File No. 333-274218

Dear Edward Sturchio:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jimmy McNamara at 202-551-7349 with any questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Life Sciences

cc: Yasin Keshvargar